SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2005

Woori Finance Holdings Co., Ltd.

(Translation of registrant’s name into English)

203, Hoehyon-dong, 1-ga, Chung-gu, Seoul, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

Revision of Woori Finance Holdings’ Key Financial Performance Figures for the Third Quarter of 2005

Due to the anticipated change in provision policy, we accumulated additional provisions for unused credit commitment in the third quarter. However, because the change in provision policy has not been confirmed as of the reporting date, we have decided not to make those additional provisions. The revised financial performance figures for Woori Finance Holdings for the nine-month period ended on September 30, 2005 on a consolidated basis are as follows.

1. Revised Items

(Units: millions of KRW)

Items	Before	After
Operating Revenue
- 3Q Results	3,340,892	3,345,522
- Change (QoQ)	-1.39%	-1.25%
- Change (YoY)	26.62%	26.80%
Operating Revenue (Cumulative)
- 3Q Results	10,460,157	10,469,357
- Change (QoQ)	46.76%	46.89%
- Change (YoY)	21.82%	21.93%
Operating Profit
- 3Q Results	518,518	676,768
- Change (QoQ)	-14.56%	11.51%
- Change (YoY)	220.06%	317.74%
Operating Profit (Cumulative)
- 3Q Results	1,562,146	1,720,396
- Change (QoQ)	49.68%	64.85%
- Change (YoY)	194.67%	224.52%
Recurring Profit
- 3Q Results	489,960	648,209
- Change (QoQ)	-26.21%	-2.38%
- Change (YoY)	79.11%	136.97%
Recurring Profit (Cumulative)
- 3Q Results	1,676,111	1,834,360
- Change (QoQ)	41.31%	54.65%
- Change (YoY)	198.84%	227.05%
Net Income
- 3Q Results	557,289	673,178
- Change (QoQ)	19.89%	44.82%
- Change (YoY)	120.73%	166.63%
Net Income (Cumulative)
- 3Q Results	1,384,145	1,500,034
- Change (QoQ)	67.40%	81.41%
- Change (YoY)	224.32%	251.47%

2

2. Key Earnings Figures

(Units: millions of KRW)

Item		3Q 2005	2Q 2005	Change	3Q 2004	Change
Operating	3Q	3,345,522	3,387,829	-1.25%	2,638,513	26.80%
Revenue	Cumulative Basis	10,469,357	7,127,151	46.89%	8,586,590	21.93%
Operating	3Q	676,768	606,891	11.51%	162,008	317.74%
Profit	Cumulative Basis	1,720,396	1,043,628	64.85%	530,141	224.52%
Recurring	3Q	648,209	663,997	-2.38%	273,545	136.97%
Profit	Cumulative Basis	1,834,360	1,186,151	54.65%	560,880	227.05%
Net Income	3Q	673,178	464,832	44.82%	252,474	166.63%
	Cumulative Basis	1,500,034	826,856	81.41%	426,783	251.47%

The figures above are subject to adjustment as they are interim numbers and have not been reviewed by our independent auditors.

3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Finance Holdings Co., Ltd.
(Registrant)

Date: November 14, 2005	By:	/s/ Youngsun Kim
(Signature)
	Name:	Youngsun Kim
	Title:	Director

4